SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*

                Transworld Home HealthCare, Inc.
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                           894081 10 8
                         (CUSIP Number)

  Scott A. Shay, Hyperion Partners II L.P., 50 Charles Lindbergh
       Blvd., Suite 500, Uniondale, NY  11553 (516) 745-6644
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         April 21, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following pages)













































1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Partners II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/ /
                                                       (b)/x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-
8    SHARED VOTING POWER
     -9,415,333- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -9,415,333- (1)(2)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -9,415,333- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.3% (2)

14   TYPE OF REPORTING PERSON*
     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Power is exercised through its sole general partner, Hyperion Ventures II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; and (2) 1,234,176 shares subject to purchase under a Stock Purchase Agreement.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Ventures II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/ /
                                                       (b)/x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -9,415,333- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -9,415,333- (1)(2)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -9,415,333- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.3% (2)

14   TYPE OF REPORTING PERSON*
     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion
     Partners II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; and (2) 1,234,176 shares subject to purchase under a Stock Purchase Agreement.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Funding II Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -9,415,333- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -9,415,333- (1)(2)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -9,415,333- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.3% (2)

14   TYPE OF REPORTING PERSON*
     CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; and (2) 1,234,176 shares subject to purchase under a Stock Purchase Agreement.
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion TW Fund L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)  / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,116,456- (1)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,116,456- (1)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,116,456-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%

14   TYPE OF REPORTING PERSON*
     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Power is exercised through its sole general partner, Hyperion TW LLC.




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion TW LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,116,456- (1)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,116,456- (1)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,116,456-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%

14   TYPE OF REPORTING PERSON*
     00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion TW
     Fund L.P.




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lewis S. Ranieri

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -9,415,333- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -9,415,333- (1)(2)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -9,415,333- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.3% (2)

14   TYPE OF REPORTING PERSON*  IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; and (2) 1,234,176 shares subject to purchase under a Stock Purchase Agreement.
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Scott A. Shay

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*  OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)  / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -9,415,333- (1)(2)

9    SOLE DISPOSITIVE POWER   -0-

10   SHARED DISPOSITIVE POWER
     -9,415,333- (1)(2)
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -9,415,333- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.3% (2)

14   TYPE OF REPORTING PERSON*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; and (2) 1,234,176 shares subject to purchase under a Stock Purchase Agreement.

          The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Transworld Home HealthCare, Inc., as amended by Amendment No. 1 thereto, dated August 1, 1996, Amendment No. 2 thereto, dated January 23, 1997 and Amendment No. 3 thereto, dated April 14, 1997 (the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.


Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby supplemented by addition of the following:

          (a) Pursuant to the March 1997 TW Stock Purchase Agreement the TW Fund purchased from Transworld 4,116,456 shares of Common Stock. Accordingly, the Fund beneficially owns 9,415,333 shares of Common Stock (of which 5,298,877 shares are owned directly by the Fund and 4,116,456 shares are owned directly by the TW Fund), constituting approximately 62.3% of the outstanding Common Stock (on the basis of 15,104,056 shares outstanding as of April 24, 1997). In addition, (i) the Fund owns 3,000,000 Warrants; and (ii) pursuant to the March 1997 Fund Purchase Agreement, the Fund has agreed, upon satisfaction of the conditions set forth therein, to purchase an additional 1,234,176 shares of Common Stock.

          As a result of its right to acquire Common Stock upon exercise of the Warrants and pursuant to the March 1997 Fund Purchase Agreement, the Fund may be deemed under Rule 13d-3(d)(1)(i)(A) under the Act, to own beneficially 13,649,509 shares of Common Stock, constituting approximately 70.6% of the outstanding Common Stock (on the basis of 15,104,056 shares outstanding as of April 24, 1997).













Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 5, 1997

          HYPERION TW FUND L.P.
          By:  HYPERION TW LLC,
               its General Partner
               By:  HYPERION PARTNERS II L.P.,
                    its Managing Member
                    By:  HYPERION VENTURES II L.P.,
                         its General Partner
                         By:  HYPERION FUNDING II CORP.,
                              its General Partner


                              By: /s/Scott A. Shay
                                 Name: Scott A. Shay
                                 Title: Executive Vice President


          HYPERION TW LLC,
          By:  HYPERION PARTNERS II L.P.,
               its Managing Member
               By:  HYPERION VENTURES II L.P.,
                    its General Partner
                    By:  HYPERION FUNDING II CORP.,
                         its General Partner


                         By: /s/Scott A. Shay
                            Name: Scott A. Shay
                            Title: Executive Vice President

          HYPERION PARTNERS II L.P.
          By:  Hyperion Ventures II L.P.,
               its general partner
               By:  Hyperion Funding II Corp.,
                    its general partner

                    By: /s/Scott A. Shay
                       Name:  Scott A. Shay
                       Title: Executive Vice
                              President



                         HYPERION VENTURES II L.P.
                         By:  Hyperion Funding II Corp.,
                              its general partner


                              By: /s/Scott A. Shay
                                  Name:  Scott A. Shay
                                  Title: Executive Vice
                                         President


                         HYPERION FUNDING II CORP.


                         By: /s/Scott A. Shay
                             Name:  Scott A. Shay
                             Title: Executive Vice
                                    President


                              /s/Scott A. Shay
                              Scott A. Shay, as Attorney-in-Fact
                              for Lewis S. Ranieri


                              /s/Scott A. Shay
                              Scott A. Shay